December 21, 2018

Ms. Kathryn Jacobson

Ms. Lisa Ethredge

Mr. William Mastrianna

Ms. Kathleen Krebs

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mohawk Group Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted November 2, 2018
CIK No. 0001757715

Dear U.S. Securities and Exchange Commission Division of Corporation Finance:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Yaniv Sarig, President and Chief Executive Officer of Mohawk Group Holdings, Inc., a Delaware corporation (“Mohawk” or the “Company”), in the letter dated November 29, 2018 (the “Staff Letter”) regarding a Confidential Draft Registration Statement on Form S-1 filed by the Company with the Commission on November 2, 2018 (the “Draft Registration Statement”). The Company is also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). In addition, the Company is sending a copy of this letter and the Amended Draft Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, the Company has incorporated your comments into this response letter (in bold italics). Page references in the text of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Cover Page

1.

We note that you are registering for resale all of the company’s outstanding common stock as well as common stock underlying warrants. In light of the number of shares being registered, the nature of the selling shareholders and the lack of market for your shares, it appears that this may be an indirect primary offering by the company and that the selling stockholders may actually be underwriters selling on behalf of the company. If so, and because the company would not be eligible to conduct a primary at-the-market offering under Securities Act Rule 415(a)(4), you must identify the selling shareholders as underwriters and provide a fixed offering price for the duration of the offering. Please provide us with a detailed legal analysis as to why the offering by the selling stockholders should properly be regarded as a secondary offering. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at https://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Company Response: For the reasons set forth below, the Company respectfully submits to the Staff that the proposed resale of shares of the Company’s common stock (the “Common Stock”) by the selling stockholders (the “Selling Stockholders”), as contemplated in the Draft Registration Statement, is not an indirect primary offering and is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has reviewed the Staff’s historical guidance as set forth in the Securities Act Rules, Compliance and Disclosure Interpretations, Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

C&DI 612.09 states in relevant part, that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company addresses each of the above factors in the analysis below. In the Company’s view, based on a review of all of the factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Draft Registration Statement as a valid secondary offering.

Background of the Transactions

The shares of Common Stock to be registered for resale pursuant to the Draft Registration Statement on Form S-1 were issued in the following distinct transactions:

(1) Transactions involving the issuance of securities of Mohawk Group Holdings, Inc.; and

(2) The Merger (as defined below).

Pre-Merger Mohawk Group Holdings, Inc. Issuances

On March 26, 2018, the Company issued an aggregate of 3,500,000 shares of Common Stock (the “Pre-Merger Shares”) to 31 individuals for an aggregate purchase price of $350 (the “Private Placement”).

The Merger

On September 4, 2018, pursuant to an Agreement and Plan of Merger and Reorganization among Mohawk Group, Inc. (“Mohawk Opco”), MGH Merger Sub, Inc. and Mohawk Group Holdings, Inc., as amended by Amendment No. 1 dated as of April 1, 2018 (the “Merger Agreement”), MGH Merger Sub, Inc. merged with and into Mohawk Opco, with Mohawk Opco remaining as the surviving entity and becoming a wholly-owned operating subsidiary of the Company. This transaction is referred to herein as the “Merger”. The Merger became effective as of September 4, 2018 upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware (the “Effective Time”). At the Effective Time, all of the issued and outstanding shares of Mohawk Opco’s common stock (“Opco Common Stock”), Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock were exchanged for an aggregate of 41,483,655 shares of the Common Stock. The Company refers to each share of its Common Stock issued in the Merger herein as a “Merger Share”.

Pre-Merger Mohawk Group, Inc. Issuances

On June 9, 2014, Mohawk Opco issued an aggregate of 4,166,665 shares of Opco Common Stock, which were exchanged for an aggregate of 5,088,002 Merger Shares (or 11.3% of the currently outstanding shares of the Common Stock) at the Effective Time, to Asher Delug, Yaniv Sarig and Dr. Larisa Storozhenko, each of whom was an “accredited investor” as defined in Rule 501(a) under the Securities Act, for an aggregate purchase price of $874,999.

On June 12, 2014, Mohawk Opco issued an aggregate of 18,256,938 shares of its Series A Preferred Stock in a private placement offering, which were exchanged for an aggregate of 22,293,930 Merger Shares (or 49.6% of the currently outstanding shares of the Common Stock) at the Effective Time, to nine individuals and entities, each of whom was an “accredited investor” as defined in Rule 501(a) under the Securities Act, for an aggregate purchase price of $26,289,987.

From March 6, 2017 through March 31, 2017, Mohawk Opco issued an aggregate of 2,852,239 shares of its Series B Preferred Stock in a private placement offering, which were exchanged for an aggregate of 3,593,991 Merger Shares (or 8.0% of the currently outstanding shares of the Common Stock) at the Effective Time, to seven individuals and entities, each of whom was an “accredited investor” as defined in Rule 501(a) under the Securities Act, for an aggregate purchase price of $8,499,975.

From August 10, 2017 through August 25, 2017, Mohawk Opco issued an aggregate of 2,109,787 shares of its Series B-1 Preferred Stock in a private placement offering, which were exchanged for an aggregate of 2,576,303 Merger Shares (or 5.7% of the currently outstanding shares of the Common Stock) at the Effective Time, to seven individuals and entities, each of whom was an “accredited investor” as defined in Rule 501(a) under the Securities Act, for an aggregate purchase price of $10,609,982.

From March 11, 2016 through May 21, 2018, Mohawk Opco issued an aggregate of 18,643 shares of Opco Common Stock upon the exercise of options issued to employees of Mohawk Opco, which were exchanged for an aggregate of 22,763 Merger Shares (or 0.1% of the currently outstanding shares of the Common Stock) at the Effective Time, to six individuals (the “Mohawk Opco Employees”) for an aggregate exercise price of $25,108.

From April 4, 2018 through September 4, 2018, Mohawk Opco issued an aggregate of 7,908,666 shares of its Series C Preferred Stock in a private placement offering, which were exchanged for an aggregate of 7,908,666 Merger Shares (or 17.6% of the currently outstanding shares of the Common Stock) at the Effective Time, to 190 individuals and entities, each of whom was an “accredited investor” as defined in Rule 501(a) under the Securities Act, for an aggregate purchase price of $31,634,664. In connection with the private placement offering of Mohawk Opco’s Series C Preferred Stock (the “Mohawk Opco Private Placement”), Katalyst Securities LLC (“Katalyst”) was entitled to receive placement agent warrants exercisable for an aggregate of 765,866 shares of Series C Preferred Stock of Mohawk Opco (the “Opco Warrants”), which were replaced with warrants exercisable for 765,866 shares of the Common Stock (the “Warrants”) at the Effective Time. The Warrants were assigned by Katalyst to twenty individuals and entities in the ordinary course of business that represented they are accredited investors.

Factor 1: How Long the Selling Stockholders Have Held the Shares.

The 45,749,521 shares of Common Stock to be registered for resale pursuant to the Draft Registration Statement include (i) the 41,483,655 Merger Shares, (ii) the 3,500,000 Pre-Merger Shares, and (iii) 765,866 shares of the Common Stock issuable upon exercise of the Warrants. The Merger Shares and Pre-Merger Shares are collectively referred to herein as the “Registration Shares”. All of the Registration Shares were issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, including, with respect to each party that qualified as an “accredited investor” as defined in Rule 501(a) under the Securities Act, Regulation D promulgated under the Securities Act.

As of the date of this letter, (i) 25,761,132 Registration Shares, or approximately 57.3% of the currently outstanding shares of the Common Stock, are held by stockholders that were investors in Mohawk Opco since June 12, 2014 (or a period of approximately four years and six months), (ii) 30,081,265 Registration Shares, or approximately 66.9% of the currently outstanding shares of the Common Stock, are held by stockholders that were investors in Mohawk Opco since March 22, 2017 (or a period of approximately one year and nine months), (iii) 32,657,568 Registration Shares, or approximately 72.6% of the currently outstanding shares of the Common Stock), are held by stockholders that were investors in Mohawk Opco since August 25, 2017 (or a period of approximately one year and four months), and (iv) 12,326,087 Registration Shares, or approximately 27.4% of the currently outstanding shares of the Common Stock, are held by stockholders that became investors in Mohawk Opco or the Company between March 26, 2018 and September 4, 2018 (or a period of less than one year).

In total, stockholders holding 32,657,568 Registration Shares, or 72.6% of the currently outstanding shares of the Common Stock, have been investors in the Company for at least one year (taking into account the period of time during which such holders held shares of Mohawk Opco prior to the Merger). Stockholders holding the remaining 12,326,087 Registration Shares, or 27.4% of the Company, have been investors in Mohawk Opco or the Company for less than one year. These lengthy holding periods, coupled with other factors explained elsewhere in this letter, illustrate that the Selling Stockholders acquired the Registration Shares, or, prior to the Merger, shares of Mohawk Opco, for investment purposes, do not have intent to distribute the Registration Shares on behalf of the Company, and are not acting as underwriters with respect to such shares.

While approximately 27.4% of the Registration Shares have been held for a relatively shorter period compared to other shares of the Common Stock being registered for resale under the Draft Registration Statement, the Company advises the Staff that Selling Stockholders holding an aggregate of 12,308,666 of such Registration Shares that have been held for less than a year are subject to lock-up agreements that prevent 50% of such Registration Shares from being sold for a period of 90 days after the effectiveness of the Draft Registration Statement.

Furthermore, the Staff’s “PIPEs” interpretation, as set forth in Securities Act, Compliance and Disclosure Interpretations, Question 116.19 (the “PIPEs Interpretation”), provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since there is no mandatory holding period that must be overcome for a private investment in public equity (“PIPE”) transaction to be followed by a valid secondary offering, the holding period of the Selling Stockholders, especially when considering that Selling Stockholders holding 72.6% of the currently outstanding shares of the Common Stock have held shares of the Company for a period of over one year (taking into account the period of time during which such holders held shares of Mohawk Opco prior to the Merger), should be more than sufficient for a valid secondary offering. This concept is consistent with custom and practice in the PIPEs marketplace. In many PIPE transactions, a registration statement is required to be filed shortly after closing and declared effective shortly thereafter.

In addition, in this case, the Selling Stockholders understood that an extended holding period was possible, given the potential for a review of the Draft Registration Statement by the Commission. The largest stockholder of the Company, Mr. Delug, who currently beneficially owns an aggregate of 24.3% of the currently outstanding shares of the Common Stock (excluding for this purpose any shares of Common Stock subject to a voting agreement that will become effective upon the effectiveness of the Draft Registration Statement that is the subject of Comment 15 below), the second largest stockholder of the Company, MV II, LLC, which currently beneficially owns an aggregate of 18.4% of the currently outstanding shares of Common Stock, and the third largest stockholder of the Company, Dr. Storozhenko, who currently beneficially owns an aggregate of 11.9% of the currently outstanding shares of Common Stock, also executed lock-up agreements that restrict their ability to sell their shares for 21 months after the effectiveness of the Draft Registration Statement and that provide the Company with a right of first offer for any shares sold by these stockholders. Similarly, the officers and directors of the Company have executed lock-up agreements that restrict their ability to sell their Registration Shares for 12 months after the effectiveness of the Draft Registration Statement. Further, the Company’s securities are not traded or quoted on any trading market. Given these facts, the Selling Stockholders did not expect to have the ability to quickly exit their position, even if they desired to do so (given the lack of a public trading market to sell their shares).

Factor 2: Circumstances under which the Selling Stockholder Received Their Shares.

As described above, the Selling Stockholders acquired their respective Registration Shares by (i) purchasing the Pre-Merger Shares in the Company before the Merger, (ii) the conversion of shares of Opco Common Stock into Merger Shares at the Effective Time, and (iii) the issuance of the Warrants at the Effective Time to replace the Opco Warrants.

Substantially all of the Selling Stockholders that received Merger Shares or participated in the Private Placement made customary investment and private placement representations to the Company, including that such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) will not sell or otherwise dispose of any of the Common Stock, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iii) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment, (iv) was able to bear the economic risk of an investment in the Common Stock and able to afford a complete loss of such investment, and, (v) importantly, for purposes of the Company’s analysis, was acquiring the Common Stock with no present intention to distribute any of the Common Stock to any person. Six of the Selling Stockholders received 18,643 shares of Opco Common Stock pursuant to the exercise of options issued to employees of Mohawk Opco. The Mohawk Opco Employees received 22,763 Registration Shares through the conversion of shares of Opco Common Stock into Merger Shares at the Effective Time. Such Registration Shares were issued to the Mohawk Opco Employees pursuant to Section 4(a)(2) of the Securities Act and the Mohawk Opco Employees received an information statement regarding the Merger, Mohawk Opco and the Company prior to the issuance of the Registration Shares.

The Private Placement, the Merger and issuance of the Warrants are more closely associated with traditional investment transactions than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. The Selling Stockholders acquired the Pre-Merger Shares, Merger Shares and Warrants without any agreement or arrangement regarding the price at which it will resell the Common Stock to the public pursuant to the Draft Registration Statement other than a price of $4.00 per share as required by SEC rules. As such, unlike a traditional underwriter, the Selling Stockholders are taking an investment risk with regard to the securities they acquired and there is no certainty that they will receive a premium on the resale of any Common Stock. In addition, the Common Stock is not listed on an exchange or quoted on any market. As a result, there is no public trading market for the holders of the Registration Shares, and until the Common Stock is listed on an exchange or quoted on a market, the Selling Stockholders may only resell the Registration Shares at a fixed price of $4.00 per share. Therefore, the Selling Stockholders may not be able to resell their Registration Shares at or above its investment price.

In addition, the Selling Stockholders that hold a majority of the Registration Shares received were long-term stockholders of Mohawk Opco prior to the Merger, with such Selling Stockholders holding 72.6% of the Registration Shares for over one year. These Selling Stockholders invested pursuant to stock purchase agreements in bona fide private placements with customary investment and private placement representations similar to those above solely for investment with no present intention to distribute any of the shares to any person.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their Registration Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Draft Registration Statement is declared effective. Moreover, the Selling Stockholders holding the Registration Shares are subject to lock-up periods. The lock-up period is (i) 90 days after the effectiveness of the Draft Registration Statement for the Pre-Merger Shares and certain Merger Shares held by investors in the Mohawk Opco Private Placement, (ii) 180 days after the effectiveness of the Draft Registration Statement for certain Merger Shares held by investors in the private placements of Opco Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series B-1 Preferred Stock of Mohawk Opco, (iii) 12 months after the effectiveness of the Draft Registration Statement for Merger Shares held by the officers and directors of the Company, and (iv) 21 months after the effectiveness of the Draft Registration Statement for Merger Shares held by, or beneficially owned by, Mr. Delug, MV II, LLC and Dr. Storozhenko, the Company’s three largest stockholders.

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Common Stock) by or on behalf of the Selling Stockholders have or will take place if the Draft Registration Statement is declared effective.

Factor 3: The Selling Stockholders’ Relationship to the Company.

There are a total of 246 Selling Stockholders, of whom five are affiliates of the Company (the “Affiliates”) offering an aggregate of 13,752,512 Registration Shares. These persons are identified in the table below:

Name	Number of Selling Stockholder Shares
Yaniv Sarig, Chief Executive Officer and Director	1,679,360
Mihal Chaouat-Fix, Chief Operating Officer	16,958
Asher Delug, Director	9,231,463
AsherMaximus I, LLC, Controlled by Asher Delug	1,699,731
IFG Health, Inc., Controlled by Stephen Liu, a Director of the Company	1,125,000

Notwithstanding the sizeable percentage of Registration Shares being held by the Affiliates, the affiliate status of a stockholder alone does not turn a valid secondary offering into an indirect primary offering. As indicated by Securities Act Forms Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), “secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.” The Company believes that the Staff’s guidance contained in C&DI 216.14 applies equally to the registration of securities for resale on Form S-1, such as the Draft Registration Statement. Together, the Registration Shares offered by the Affiliates above comprise an aggregate of 30.6% of the Company’s issued and outstanding Common Stock; however, the greatest percentage held by any one such affiliate is 24.3% controlled by Mr. Delug, which such shares are subject to a 21-month lock-up from the effectiveness of the Draft Registration Statement. In addition, the other Affiliates are also subject to lock-ups on their Registration Shares for 90 days, 12 months or 21 months from the effectiveness of the Draft Registration Statement. The proposed offering contemplated under the Draft Registration Statement complies with C&DI 216.14 because none of the Affiliates named above has an underwriting relationship with the Company, and none of them is acting as a conduit to effect a public offering of shares on behalf of the Company; therefore, the contemplated offering does not fail to qualify as a valid secondary offering.

Factor 4: The Amount of Registration Shares Involved.

The Company is seeking to register 44,983,655 shares of Common Stock for resale and 765,866 shares of Common Stock issuable upon the exercise of the Warrants and has a total of 44,983,655 shares of Common Stock outstanding. Regardless of the percentage of the Company’s public float that is being registered for resale, the Company believes that the proper inquiry regarding whether the offering is a primary distribution or a secondary resale is whether the Draft Registration Statement contemplates the resale of securities acquired from the Company by legitimate investors who assumed market risk of their investment, versus being designed as a conduit for the sale by the Company of securities underwritten by the intermediate investors to the general public. However, the Company believes that it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09 and is not controlling.

The Staff has indicated that it will inquire as to the nature of any offering styled as a secondary offering that registers shares for resale in excess of one-third of the issuer’s public float. The Company’s understanding is that the intended purpose of this test is to flag transactions for Staff review in order to ensure that securities purchased in “toxic” PIPE transactions were not resold to the public. These toxic transactions typically included convertible securities whose conversion price floated relative to the market price of the underlying stock. Public announcement of the PIPE transaction could put downward pressure on the stock price, increasing the number of shares issuable to the new investors and reducing the value of the stock held by existing investors.

However, the Company believes that this test was not intended as a substitute for a complete analysis of the circumstances surrounding an offering, as evidenced by C&DI 612.09. The Staff has also indicated, in its Securities Act Rules, Compliance and Disclosure Interpretations, Question 612.12 (“C&DI 612.12”) and in C&DI 216.14 that, unless the facts and circumstances indicate that an underwriting relationship exists, secondary sales may be made under Rule 415(a)(1)(i) even when the shares registered for resale consist of shares held by affiliates or control persons, and such persons own more than 50% of the issuer’s securities.

The foregoing interpretive positions make clear that a holder in excess of one-half of an issuer’s outstanding shares can effect a valid secondary offering unless other facts demonstrate that the selling stockholders are acting as conduits for the issuer. Currently, Mr. Delug beneficially own 10,931,194 shares, or 24.3%, of the Company’s outstanding Common Stock (excluding for this purpose any shares of Common Stock subject to a voting agreement that will become effective upon the effectiveness of the Direct Registration Statement that is the subject of Comment 15 below). However, Mr. Delug and AsherMaximus I, LLC, whose shares are deemed to be beneficially owned by Mr. Delug, received Merger Shares in exchange for their shares of capital stock in Mohawk Opco at the Effective Time. In addition, Mr. Delug’s and AsherMaximus I, LLC’s shares of capital stock in Mohawk Opco were purchased in June 2014 and August 2017, respectively, as legitimate investors. The Company has no reason to believe Mr. Delug has the intention of effecting a distribution (as discussed above) of the Registration Shares. Notably, Mr. Delug cannot sell the shares for 21 months from the effectiveness of the Draft Registration Statement pursuant to the terms of his lock-up agreement and AsherMaximus I, LLC’s lock-up agreement. The other affiliates of the Company also cannot sell their shares for either 90 days or 12 months from the effectiveness of the Draft Registration Statement pursuant to their respective lock-up agreements with the Company. In this instance, none of the circumstances of the offering indicate that the Selling Stockholders are reselling the Registration Shares on behalf of the Company. The duration of the Selling Stockholders’ investment in the Registration Shares, considering the extensive length of time they have held the securities of the Company or Mohawk Opco and the contractual restrictions placed on the ability to resell the Registration Shares demonstrate investment intent. The Selling Stockholders did not acquire the Registration Shares under circumstances that would indicate that such persons or entities were receiving compensation from the Company in connection with the resale of the Registration Shares or that the Company had any financial interest in the resale of the Registration Shares. Finally, as explained below, to the Company’s knowledge, the Selling Stockholders are not in the business of underwriting securities. In light of these circumstances, the Company submits that the number of Registration Shares being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

The Company further notes that it has reviewed various historical guidance from Staff, including C&DI 612.12, which states that, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” The above historical guidance from the Staff illustrates that even a single, large stockholder can effect a valid secondary offering of shares. The Registration Shares covered by the Draft Registration Statement consist of shares held by 246 separate Selling Stockholders, and not by only one large Selling Stockholder.

Factor 5: Whether the Selling Stockholders Are in the Business of Underwriting Securities.

The Selling Stockholders are comprised of individual investors, investment fund companies and law firms. Except for American Portfolios Financial Services, Inc., Barry S. Cohn, Christopher Cozzolino, Dinosaur Financial Group, LLC, Jeffrey Berman, Jeffrey P. Wiegand, Jesse Janssen, Kevin Filosa, Kola Agbaje, Michael Silverman, Morgan Janssen, Paul Ehrenstein, Peter K. Janssen, Philip Rabinovich, Robert Crothers, Robert Lengwenus, Robinson Crothers, Roman Livson and Stephen Renaud, the Company has been advised by the Selling Stockholders that none of them are broker dealers or affiliates of broker dealers. To the Company’s knowledge, except for the above mentioned Selling Stockholders, none of the Selling Stockholders are in the business of underwriting securities.

Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. Each Selling Stockholder, including the above mentioned Selling Stockholders that are broker dealers or affiliates of broker dealers, has represented to the Company that such Selling Stockholder has purchased the Registration Shares and Warrants held by it in the ordinary course for such Selling Stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and they do not have a present arrangement to effect any distribution of the Registration Shares or the Warrants to or through any person or entity. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present.

Factor 6: Whether Under All the Circumstances It Appears that the Selling Stockholders Are Acting as a Conduit for the Company.

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. The Selling Stockholders acquired the Registration Shares either in connection with a bona fide private placement transaction in which they made typical investment and private placement representations to the Company or as part of a highly negotiated merger transaction. Since such time, the Selling Stockholders have borne the full economic risk of ownership of their Registration Shares, and likely will continue to do so for a significant period of time given the non-existent trading volume of the Common Stock and, especially for the Selling Stockholders holding an aggregate of 99.9% of the currently outstanding shares of Common Stock, the lock-up agreements. To the Company’s knowledge, except as noted in Factor 5 above, the Selling Stockholders are comprised of individual investors, investment fund companies and law firms not involved in the business of underwriting securities. None of the Selling Stockholders is acting on behalf of the Company with respect to the Registration Shares, and the Company will receive no portion of the proceeds from any Selling Stockholder’s sale of shares of Common Stock.

For the reasons described above, the Company respectfully submits to the Staff that the proposed resale of the Registration Shares by the Selling Stockholders as contemplated by the Draft Registration Statement is appropriately characterized as a secondary offering.

2.	Please remove your reference to “a total offering amount of $182,998,084,” as the company is not offering shares or raising funds in the offering.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page.

Prospectus Summary, page 1

3.	Please explain and provide more detail as to how your AIMEE system allows for “rapid opportunity identification and online sales and marketing of consumer products.”

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on the pages 1, 46 and 57 of the Amended Draft Registration Statement.

4.	Please explain how your consumer products are “digital native.”

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on the pages 1, 3, 46, 57 and 59 of the Amended Draft Registration Statement.

5.

We note your discussion of “contract manufacturers” and “Amazon warehouses, other third-party warehouses and logistics partners.” Please disclose whether you have any agreements or arrangements with manufacturers, warehouse and logistics partners, or online marketplaces.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 2 and 62 of the Amended Draft Registration Statement.

6.	Where you discuss your revenue growth and amount of revenues for 2016 and 2017, please balance your disclosure by also providing your net losses for the periods discussed.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on the pages 1, 46 and 57 of the Amended Draft Registration Statement.

7.

We note your statement that “the consumer journey is data-driven and no longer relies primarily on brand value to drive buying decisions.” We also note your later statement that your “business depends on [y]our ability to build and maintain strong brands.” Please reconcile these statements.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on page 5 of the Amended Draft Registration Statement.

Our History and Corporate Information, page 5

8.	Please explain the business reasons for the reverse merger and its connection to the Series C preferred stock financing of Mohawk Opco.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 5, 38 and 63 of the Amended Draft Registration Statement.

Risk Factors, page 11

9.

We note your discussion regarding your reliance upon “data provided by third parties.” Given the centrality of data to AIMEE’s operations, please provide more detail as to how you acquire relevant data and how it is actually used in your manufacturing and sales processes. Please also discuss any monetary costs associated with data acquisition.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on page 11 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 46

10.

So that investors may better understand your business model, please clarify what you mean by “digital native consumer products.” Further explain how such products, which are “created” through your AIMEE platform, are distinguished from branded products sold by a typical consumer product company. We note your four owned and operated consumer brands: hOme, Vremi, Xtava and RIF6 and their descriptions on page 60.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on the pages 1, 46 and 57 of the Amended Draft Registration Statement.

Financial Operations Overview - Revenue, page 47

11.

We note that in 2018, you entered into SaaS agreements with third-party brands and have launched pilot programs for your managed SaaS business leveraging your AIMEE technology platform. If material to your 2018 revenues or results from operations, please disclose your revenue recognition policy for these arrangements.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 46, 48, 57 and 61 of the Amended Draft Registration Statement.

Results of Operations - Comparison of Years Ended December 31, 2016 and 2017, page 48

12.

We note that your significant revenue growth (101% year over year) was driven by new products launched in 2017 and the full year 2017 impact of products released in the second half of 2016. On page F-11, it appears that a significant portion of your growth was derived from the sale of environmental appliances. Please revise to describe the new types of products launched and to provide examples of what is meant by environmental appliances.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on the pages 1, 46, 47, 57 and F-11 of the Amended Draft Registration Statement.

13.

Please revise your discussion of cost of sales and gross margin on page 49 to more clearly describe how changes in product mix affect your results. For example, explain which types of products contribute to a higher (or lower) gross margin.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on the page 49 of the Amended Draft Registration Statement.

Business

Managed SaaS, page 61

14.

Please clarify the operational functionality of your Managed SaaS service. For example, disclose whether you have begun offering this service to third-parties, whether you have generated revenues from this service, etc.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 46, 47, 57 and 61 of the Amended Draft Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 79

15.

We note your statement that Asher Delug has entered into voting agreements with Larisa Storozhenko and MV II, LLC. In light of these agreements, please disclose Mr. Delug’s combined, total voting power. Please also expand your risk factor discussion on page 34 to discuss this.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 35 and 80 of the Amended Draft Registration Statement. The Company respectfully notes that, as of the filing of the Amended Draft Registration Statement and assuming the effectiveness of the voting agreement (which will become effective upon the effectiveness of the Draft Registration Statement), Mr. Delug has the power to vote 15,625,601 shares of common stock, which is comprised of (i) 9,231,463 shares of common stock held directly and (ii) 6,394,138 shares of common stock held by AsherMaximus I, LLC, Dr. Larisa Storozhenko, Maximus Yaney and MV II, LLC, stockholders of the Company (the “Designating Parties”), over which Mr. Delug has voting power pursuant to the voting agreement. Through the voting agreement, Mr. Delug will have voting power over an aggregate of up to 24,577,348 shares of common stock of the Company through (i) 9,231,463 shares of common stock held directly and (ii) 15,345,885 shares of common stock held by the Designated Parties; provided, however, that the maximum number of shares over which Mr. Delug will have voting power pursuant to the voting agreement at any time shall be equal to: (a) all of the shares of our common stock beneficially held by the Designating Parties minus (b) such number of shares of common stock representing 19.9% of the total voting power of the Company’s capital stock outstanding with respect to the election of directors, the appointment of officers and any amendments of our Certificate of Incorporation or Bylaws.

Selling Stockholders, page 81

16.

We note that several selling stockholders are broker-dealers and affiliates of broker-dealers. For each broker-dealer, tell us whether the shares being registered were received as compensation for underwriting activities or if some or all of the shares were received for other purposes. For each affiliate of a broker-dealer, disclose the following (where not done so already):

•	whether the seller purchased in the ordinary course of business, and

•	at the time of the purchase of the securities to be resold, whether the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on the prospectus cover page and on pages 85, 86, 87, 88, 89, 90, 91 and 92 of the Amended Draft Registration Statement. The Company respectfully notes that the selling stockholders listed as broker-dealers and affiliates of broker-dealers served as a sub-placement agent to Katalyst in the Mohawk Opco Private Placement. These selling stockholders did not act as underwriters, nor are they deemed to be an underwriter because they were not a placement agent for a public offering. The shares of Common Stock held by these Selling Stockholders were purchased in the ordinary course of business. Katalyst was entitled to a warrant exercisable for 765,866 shares of Series C Preferred Stock of Mohawk Opco as consideration for the placement of shares of Series C Preferred Stock to investors in the Private Placement. The warrant was assigned to a total of 21 of the selling stockholders, of which 17 are selling stockholders listed as broker-dealers or affiliates of broker-dealers and the other four are selling stockholders that are not broker-dealers or affiliates of broker-dealers. In addition, the warrant has a fixed price equal to $4.00 per share, which was the price of one share of Series C Preferred Stock of Mohawk Opco sold in the Private Placement.

Where You Can Find Additional Information, page 102

17.

We note your statement that you will become subject to the information and reporting requirements of the Exchange Act. Please clarify if you intend to register your common stock under Section 12 of the Exchange Act.

Company Response: The Company respectfully advises the Staff that it intends to register its common stock under Section 12 of the Exchange Act. In response to the Staff’s comment, the Company has revised the disclosures on page 102 of the Amended Draft Registration Statement.

2. Summary of Significant Accounting Policies—Revenue Recognition, page F-10

18.	Please disclose when you adopted ASC 606 and, if true, that you adopted using the full retrospective method.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on page F-10 of the Amended Draft Registration Statement.

19.

You disclose on page F-10 that Amazon provides you with your sales platform, logistics and fulfillment operations, including certain warehousing for your goods. In light of the scope of services provided by this third party, please revise to more clearly disclose the significant judgments made in evaluating that you have control over the product prior to its transfer to the customer. If true, please also revise to clarify that although Amazon may facilitate product returns on your behalf, you retain back-end inventory risk over products returned by customers. Refer to ASC 606-10-55-37A, 606-10-55-79 through 55- 80 and 606-10-50-19.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on page F-10 of the Amended Draft Registration Statement.

3. Inventory, page F-13

20.

Please revise to disclose the extent to which your inventory is held in Amazon or other third-party warehouses. Please also clarify if your agreements with contract manufacturers provide you with any rights of return.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on page F-13 of the Amended Draft Registration Statement.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2016 and 2017 9. Credit Facility and Term Loan, page F-14

21.	Please revise to disclose the material financial covenants that you will be required to maintain, starting October 2018, under the Midcap Financial Trust Credit Facility.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on page 51 and F-21 of the Amended Draft Registration Statement.

Item 15. Recent Sales of Unregistered Securities, page II-2

22.

You disclose that you relied on the exemptions from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D for the securities issued in the merger with Mohawk Opco. Please state briefly the facts relied upon to make the exemptions available, including the number and nature of persons offered and sold securities in connection with the merger.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on page II-2 of the Amended Draft Registration Statement.

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Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

Sincerely,

/s/ Yaniv Sarig
Yaniv Sarig

Chief Executive Officer, Mohawk Group Holdings, Inc.

cc:   Joseph A. Risico, General Counsel, Mohawk Group Holdings, Inc.

        Jeff Hartlin, Paul Hastings LLP